UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Jeffrey Staszak

President and Chief Executive Officer

Volterra Semiconductor Corporation

47467 Fremont Blvd.,

Fremont, California 94538

(510) 743-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Gordon Ho, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 15, 2013, Volterra Semiconductor Corporation (“Volterra”) and Maxim Integrated Products, Inc. (“Maxim”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Victory Merger Sub, Inc., a wholly-owned subsidiary of Maxim (“Purchaser”) will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Volterra common stock for $23.00 per share in cash, without interest. If successful, the Offer will be followed by a merger of Purchaser with and into Maxim (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offering and Merger:

(i) Joint Press Release of Volterra and Maxim, dated August 15, 2013

(ii) Email sent to employees of Volterra, first used on August 15, 2013

(iii) Email sent to suppliers of Volterra, first used on August 15, 2013

(iv) Email sent to customers of Volterra, first used on August 15, 2013